Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Series L Preferred Stock (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), the related Letter of Transmittal (as defined in the Offer to Purchase), and the related Acceptance Notice (as defined in the Offer to Purchase) as they may be amended or supplemented from time to time and the information contained therein is incorporated herein by reference. The Offer is intended only to be available to holders of Series L Preferred Stock within the United States and Israel, pursuant to the applicable laws of such jurisdictions. We are not aware of holders of Series L Preferred Stock in any other jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on the Company’s behalf by one or more brokers or dealers registered under the laws of such jurisdiction.

Offer to Purchase for Cash by

CIM Commercial Trust Corporation

of

Up to 2,693,580 Shares of its Series L Preferred Stock

At a Purchase Price of $29.12 Per Share,

to be paid in ILS

CIM Commercial Trust Corporation, a Maryland corporation and publicly traded real estate investment trust (the “Company”), is offering to purchase for cash up to 2,693,580 shares of its issued and outstanding Series L Preferred Stock, par value $0.001 per share (“Series L Preferred Stock”), representing one third of the outstanding shares of Series L Preferred Stock, at a price of $29.12 U.S. dollars (“USD”) per share (the “Purchase Price”) or 102.64% of the Series L Stated Value (as defined below), (of which $1.39 USD, or 4.90%, reflects the amount of dividends on the Series L Preferred Stock that will have accrued as of the Expiration Date (as defined below)), to be paid in New Israeli Shekels (“ILS”) as described below, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated October 22, 2019 (the “Offer to Purchase”), the related Letter of Transmittal and the related Acceptance Notice (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

The Purchase Price will be paid in cash in ILS, based on the weighted average of the USD/ILS exchange rates of all the transactions (which may be one or more) completed by the bank(s) through which payment is converted by the Company from USD to ILS on the first U.S. and Israeli business day prior to the Settlement Date (as defined in Section 5, “Acceptance of Tendered Shares; Return of Unaccepted Shares”, of the Offer to Purchase).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 4:00 P.M., ISRAEL TIME (9:00 A.M., NEW YORK CITY TIME), ON NOVEMBER 20, 2019 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED BY THE COMPANY (SUCH TIME AND DATE, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND THE RELATED ACCEPTANCE NOTICE CONTAIN IMPORTANT INFORMATION, AND STOCKHOLDERS SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER. STOCKHOLDERS MAY TENDER ALL OR A PORTION OF THEIR SHARES OF SERIES L PREFERRED STOCK. STOCKHOLDERS ALSO MAY CHOOSE NOT TO TENDER ANY OF THEIR SHARES OF SERIES L PREFERRED STOCK.

Shares of Series L Preferred Stock are listed on the NASDAQ Global Market and the Tel Aviv Stock Exchange (the “TASE”), in each case under the ticker symbol “CMCTP”. As of October 21, 2019, there were 8,080,740 shares of Series L Preferred Stock outstanding. If the conditions to the Offer are satisfied or waived and the Offer is fully subscribed, there will be 5,387,160 shares of Series L Preferred Stock outstanding immediately following the Offer (based on the number of shares of Series L Preferred Stock outstanding as of October 21, 2019). The actual number of shares of Series L Preferred Stock outstanding immediately following completion of the Offer will depend on the number of shares of Series L Preferred Stock tendered and purchased in the Offer.  Stockholders are urged to obtain current market quotations for the Series L Preferred Stock before deciding whether to tender their shares.

The Company intends to fund the aggregate Purchase Price for shares of Series L Preferred Stock accepted for payment pursuant to the Offer, and related fees and expenses, from borrowings under its revolving credit facility.  The Offer is not conditioned upon the receipt of financing or any minimum or maximum number of shares of Series L Preferred Stock being tendered. The Offer is, however, subject to a number of other terms and conditions set forth in Section 6, “Conditions of the Offer”, of the Offer to Purchase.

Only shares of Series L Preferred Stock properly tendered, and not properly withdrawn, will be eligible to be purchased (subject to proration as described below). Stockholders choosing to tender their shares of Series L Preferred Stock must follow the procedures set forth in Section 3, “Procedures for Tender”, of the Offer to Purchase, in the related Letter of Transmittal and in the related Acceptance Notice.  The Company will not accept shares of Series L Preferred Stock subject to conditional tenders, such as tenders conditioned on the acceptance of all shares of Series L Preferred Stock tendered by a tendering stockholder. The Company is not offering to purchase, and will not accept, any fractional shares in the Offer.

On the terms and subject to the conditions of the Offer, if the number of shares of Series L Preferred Stock properly tendered and not properly withdrawn prior to the Expiration Date exceeds 2,693,580 shares of Series L Preferred Stock, the Company will purchase a portion of such Series L Preferred Stock, on a pro rata basis (provided that the Company will not purchase any fractional shares), until the Company has purchased 2,693,580 shares of Series L Preferred Stock. Shares of Series L Preferred Stock tendered but not purchased by the Company pursuant to the Offer, including as a result of any proration of shares tendered in the Offer, will be returned as promptly as practicable following the Expiration Date. In the event of proration, the Company will determine the proration factor applicable to the Offer and each of the Israeli Tender Offer Coordinator and the U.S. Depositary (each as defined in the Offer to Purchase) will pay for the tendered shares of Series L Preferred Stock tendered to such Depositary and accepted for payment promptly after the final results of proration are determined. If the number of shares of Series L Preferred Stock tendered by a holder would result in a fractional share after application of the proration factor, appropriate adjustments will be made to avoid the purchase by the Company of a fractional share.

For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, properly tendered shares of Series L Preferred Stock (or defectively tendered shares of Series L Preferred Stock with respect to which the Company has waived such defect) that are not properly withdrawn, subject to the proration provision of the Offer, when, as and if the Company gives oral or written notice of such acceptance to the Israeli Tender Offer Coordinator or the U.S. Depositary, as applicable.

The Company will publicly announce the final results of the Offer promptly after they are determined (expected to be no later than two Israeli business days following the Expiration Date). In addition, the Company will publish the final results of the Offer in two daily newspapers having a mass circulation and published in Israel in the Hebrew language no later than one Israeli business day following the announcement of the final results of the Offer.

The Company will pay or cause to be paid to the Israeli Tender Offer Coordinator and the U.S. Depositary the aggregate Purchase Price in respect of shares accepted from each of them, in cash in ILS, less any applicable withholding taxes and without interest. The Israeli Tender Offer Coordinator and the U.S. Depositary, as applicable, will act as the agent of holders of Series L Preferred Stock who tendered shares to such entity in the Offer, for the purpose of receiving payments in respect of the Purchase Price and transmitting such payments to such tendering stockholders. In all cases, payment for shares of Series L Preferred Stock accepted in the Offer will be made only after:

•                  with respect to shares tendered to the U.S. Depositary, (1) timely receipt by the U.S. Depositary, at its address set forth on the back cover of the Letter of Transmittal, of a properly completed and duly executed Letter of Transmittal (or an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal), together with any required signature guarantees and any other documents required by the Letter of Transmittal, and (2) delivery of the shares of Series L Preferred Stock pursuant to the procedures for book-entry transfer set forth in Section 3, “Procedures for Tender,” of the Offer to Purchase, prior to the Expiration Date; and

•                  with respect to shares tendered to the Israeli Depositary, (1) timely receipt by the applicable TASE member through which such shares of Series L Preferred Stock are held of a properly completed and submitted Acceptance Notice and (2) timely receipt by the Israeli Depositary of a TASE member notice in respect of such tendered shares.

If any shares of Series L Preferred Stock tendered are not purchased, including as a result of proration, then with respect to shares that were tendered to (1)  the U.S. Depositary, such shares will be credited at the Company’s expense to either the registered holder’s book-entry account with the transfer agent or, for shares held through a DTC participant, an account maintained at DTC designated by the participant that originally delivered such shares or (2) the Israeli Tender Offer Coordinator, the Company will instruct the Israeli Tender Offer Coordinator to promptly notify the applicable TASE member of the shares not accepted for payment, which will in turn notify the appropriate holder.

Subject to applicable law, including any rules and regulations of the Securities and Exchange Commission and the Israel Securities Authority, the Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time that the Offer is open and delay acceptance for payment of, and payment for, any tendered shares of Series L Preferred Stock until one Israeli business day preceding the Expiration Date. In the event the Company extends the Offer, except as otherwise permitted by applicable law, the Company will provide oral or written notice to the Israeli Tender Offer Coordinator, the U.S. Information Agent (as defined in the Offer to Purchase) and the U.S. Depositary and will publicly announce such extension by (1) no later than 4:00 p.m., Israel time (9:00 a.m., New York time), on the first to occur of a U.S. or Israeli business day following the day on which the Company decides to extend the Offer, issuing a press release announcing the extended Expiration Date and (2) no later than two Israeli business days following the date of our decision to extend the former Expiration Date, publishing a notice of the extension in two daily newspapers having a mass circulation and published in Israel in the Hebrew language.

Tenders of Series L Preferred Stock are irrevocable, except that shares of Series L Preferred Stock tendered in the Offer may be withdrawn at any time prior to 4:00 p.m., Israel time (9:00 a.m., New York time), on the Expiration Date. Additionally, so long as such shares have not been accepted for payment by the Company at the time of such withdrawal, shares of Series L Preferred Stock tendered in the Offer may be withdrawn at any time after December 19, 2019. For a withdrawal of a tender to the U.S. Depositary to be effective, a written notice of withdrawal must be received in a timely manner by the U.S. Depositary, at its address set forth on the back cover of the Offer to Purchase, specifying (1) that such Non-Member Holder (as defined in the Offer to Purchase) is withdrawing the election to tender their shares of Series L Preferred Stock, (2) the name of the person who tendered the Series L Preferred Stock to be withdrawn and (3) the number of tendered shares of Series L Preferred Stock to be withdrawn.  For a withdrawal of a tender to the Israeli Depositary to be effective, the applicable TASE member must receive a duly completed Notice of Withdrawal in a timely manner at its address set forth on the back cover of the Offer to Purchase.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Series L Preferred Stock, or any withdrawal of a valid tender of Series L Preferred Stock, will be determined by the Company, in its sole discretion. Such determination will be final and binding on all parties, except as finally determined in a subsequent judicial proceeding if the Company’s determinations are challenged by holders of Series L Preferred Stock. The Company reserves the absolute right to reject any or all tenders that it determines are not in proper form or the acceptance for payment of which the Company determines may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer on or prior to the Expiration Date with respect to all tendered shares of Series L Preferred Stock in accordance with applicable law. The Company also reserves the absolute right, in its sole discretion to waive any defect or irregularity in any tender in the Offer, or withdrawal from the Offer, of Series L Preferred Stock, whether or not similar defects or irregularities present in other tenders or withdrawals are similarly waived. A tender of Series L Preferred Stock will not have been made until all defects and irregularities have been cured or waived. None of the Company, its affiliates, its assigns, the Israeli Tender Offer Coordinator, the U.S. Information Agent or the U.S. Depositary, the Company’s outside legal counsel or any other person will be under any duty to give notification of any defects or irregularities in tenders or withdrawals of Series L Preferred Stock or incur any liability for failure to give any notification. Subject to applicable law, the Company’s interpretation of the terms of, and conditions to, the Offer (including the Letter of Transmittal, Acceptance Notices and the instructions thereto) will be final and binding.

The receipt of cash for a stockholder’s tendered shares of Series L Preferred Stock will generally be treated as a sale or exchange for U.S. federal income tax purposes. The Company recommends that holders of Series L Preferred Stock consult with their tax advisors with respect to their particular situation, including the possibility, if such holder or a related party owns other shares of the Company, that such holder’s receipt of cash might be treated as a taxable distribution. See Section 12, “Certain Material U.S. Federal Income Tax and Israeli Income Tax Consequences”, of the Offer to Purchase.

Shares of Series L Preferred Stock that are properly tendered and accepted for payment will be accounted for by (1) a decrease in the “Series L cumulative redeemable preferred stock” line on the Company’s consolidated balance sheet due to the derecognition of the stated value of the Series L Preferred Stock, which is $28.37 (the “Series L Stated Value”), related to such shares; (2) an increase in the “Additional paid-in capital” line on the Company’s consolidated balance sheet due to the derecognition of the issuance-specific offering costs, discount, and non-issuance-specific costs (the “Series L Offering Costs”) related to such shares; (3) an increase in the “Distributions in excess of earnings” line on the Company’s consolidated balance sheet and an increase in the “Redeemable preferred stock dividends declared or accumulated” line on the Company’s consolidated statement of operations both due to the recognition of the payment of accumulated dividends related to such shares; (4) an increase in the “Distributions in excess of earnings” line on the Company’s consolidated balance sheet and an increase in the “Redeemable preferred stock dividends declared or accumulated” line on the Company’s consolidated statement of operations both due to the recognition of the difference between the Purchase Price, excluding the amount of dividends on the Series L Preferred Stock that will be accrued and unpaid as of the Expiration Date, and the Series L Stated Value related to such shares after deducting the Series L Offering Costs related to such shares; (5) an increase in the “Distributions in excess of earnings” line on the Company’s consolidated balance sheet due to the recognition of the costs incurred in connection with the Offer; and (6) a corresponding increase in the “Debt, net” line on the Company’s consolidated balance sheet for the Purchase Price of such shares and the costs incurred in connection with the Offer.  Shares of Series L Preferred Stock we acquire pursuant to the Offer will be cancelled and will no longer be outstanding, and will instead be restored to the status of authorized but unissued shares of preferred stock without designation as to class or series.

The Offer to Purchase, the related Letter of Transmittal and the related Acceptance Notice contain important information that stockholders should read carefully before they make any decision with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

In considering the Offer, the Company’s board of directors reviewed a broad range of factors, including its results of operations, financial condition, capital requirements, general business conditions, and strategy. In connection with the recent consummation of the Company’s program to unlock embedded value in its portfolio and improve the trading liquidity of its common stock, the Company is conducting the Offer in order to (1) provide each holder of shares of Series L Preferred Stock the option, earlier than such holder would have been permitted to redeem such shares, to tender such shares of Series L Preferred Stock to the Company in exchange for cash, (2) reduce the amount of outstanding preferred stock of the Company, consistent with the targeted capital structure of the Company, and (3) proactively manage the maturity and terms of the Company’s capital structure.

ALTHOUGH THE COMPANY’S BOARD OF DIRECTORS HAS AUTHORIZED THE OFFER, NONE OF THE COMPANY, ANY MEMBER OF THE BOARD OF DIRECTORS, THE ISRAELI TENDER OFFER COORDINATOR, THE U.S. INFORMATION AGENT OR THE U.S. DEPOSITARY, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, OR IS MAKING, ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER THEY SHOULD TENDER OR REFRAIN FROM TENDERING THEIR SHARES OF SERIES L PREFERRED STOCK IN THE OFFER. STOCKHOLDERS MUST MAKE THEIR OWN DETERMINATION AS TO WHETHER TO TENDER THEIR SHARES OF SERIES L PREFERRED STOCK IN THE OFFER AND, IF SO, THE NUMBER OF SUCH SHARES TO TENDER. THE COMPANY HAS NOT RETAINED, AND DOES NOT INTEND TO RETAIN, ANY UNAFFILIATED REPRESENTATIVE TO ACT SOLELY ON BEHALF OF THE HOLDERS OF SERIES L PREFERRED STOCK FOR PURPOSES OF NEGOTIATING THE OFFER OR PREPARING A REPORT CONCERNING THE FAIRNESS OF THE OFFER. BEFORE MAKING THEIR DECISIONS, STOCKHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE INTO, THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND THE RELATED ACCEPTANCE NOTICE, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SEE SECTION 2, “PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OR PROPOSALS”, OF THE OFFER TO PURCHASE. STOCKHOLDERS ARE URGED TO DISCUSS THEIR DECISIONS WITH THEIR TAX ADVISORS, FINANCIAL ADVISORS AND/OR BROKER, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES.

Questions and requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal, the Acceptance Notice and other Offer documents may be directed to Israeli Tender Offer Coordinator or the U.S. Information Agent at the telephone numbers and locations set forth below. Holders of Series L Preferred Stock may also contact their broker, dealer, commercial bank, trust company, TASE member or other nominee and/or financial advisor for assistance concerning the Offer.

The U.S. Depositary for the Offer is:

Computershare Trust Company N.A.

If delivering by mail:	If delivering by hand, express mail, courier or any other expedited service:

Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O Box 43011	150 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

The U.S. Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Telephone Number:  (800) 903-2897

The Israeli Depositary and Tender Offer Coordinator for the Offer is:

Israel Brokerage & Investments, I.B.I. Ltd.

If delivering by mail:	If delivering by hand, express mail, courier or any other expedited service:

Israel Brokerage & Investments, I.B.I. Ltd.	Israel Brokerage & Investments, I.B.I. Ltd.
9 Ahad Ha’am Street	9 Ahad Ha’am Street
Tel-Aviv, Israel	Tel-Aviv, Israel

Telephone Number: +972-3-5197915

October 22, 2019